SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 12, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated January 12, 2007, the Company reported that through its subsidiary Cactus Argentina S.A. and in association with Tyson Foods, Inc. (Tyson) and Cactus Feeders Inc., Cresud has launched an undertaking in Argentina featuring the first vertically integrated livestock project in the country.-

With the incorporation of Tyson into Cactus Argentina’s capital stock, the latter’s share structure shall be as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson (through Provemex Holdings LLP) 52%.-

The undertaking shall be engaged in the production of cattle beef cuts targeted at Argentine consumers and with access to the European market and other international markets.

It is to be noted that Cactus and Cresud have successfully operated a feedlot located in Villa Mercedes, San Luis, as from 1999. This feedlot currently hosts 25,000 head, though at this stage there are plans to enhance feedlot capacity.

The new undertaking shall use an existing feedlot, owned by Cactus Argentina, in order to supply a slaughterhouse recently acquired by Cactus Argentina with cattle.

Both the feedlot and the processing facilities are located in central Argentina. The undertaking is estimated to post sales in the region of US$ 30 million to US$ 35 million in 2007.

The processing facilities at the slaughterhouse which operates under the name EXPORTACIONES AGROINDUSTRIALES ARGENTINAS S. A. are located in Santa Rosa, province of La Pampa.

Presently the plant employs 380 people and meets all current health regulations. The slaughterhouse has capacity to slaughter and process 9,500 cattle head per month. Cactus Argentina is planning to expand slaughtering capacity in the future up to the number of 15,000 head per month.

In line with the opinion expressed by Tyson’s governance bodies, it is our understanding that the combination of the experience gained by Cactus Feeders and Cresud together with Tyson’s expertise shall create a new leading company fit for producing cuts targeted at domestic consumers and export markets.-

In other words, Cresud’s capabilities in the production of crops and livestock, Cactus’s experience in the feedlot business and Tyson’s successes in cattle beef processing and marketing shall be a major driver for the Argentine livestock sector. The commitment taken on by this undertaking is to work hand in hand with Argentine livestock farmers in order to offer top range products at affordable prices both in the domestic and international markets.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January12, 2007